Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Amendment No. 1 to this Registration Statement on No. 333-155571 of our report dated February 28, 2008 (September 5, 2008 as to Notes 1, 6, 17, and 18), relating to the financial statements of Marsh & McLennan Companies, Inc. and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes explanatory paragraphs regarding the Company’s changes in accounting for pension and postretirement benefits, as well as the retrospective adjustment for the exclusion of investment income (loss) from segment revenue and operating income), appearing in the Current Report on Form 8-K dated September 5, 2008, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

New York, New York

December 5, 2008